Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION

CAPITAL INCREASE AGREEMENT

CAPITAL INCREASE AGREEMENT

On 1 March 2019, the Company entered into the Capital Increase Agreement with CSAH, Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Nanland, pursuant to which the parties agreed the Company to increase its respective capital contribution in the total sum of RMB500 million to the Finance Company, in which RMB304,798,670 will be used in increasing the registered capital from RMB1,072,927,050 to RMB1,377,725,720, while RMB195,201,330 will be used to increase the capital reserve of the Finance Company. CSAH and the non-wholly owned subsidiaries of the Company, including Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Nanland, have agreed to waive their rights of capital contribution.

Upon completion of the Capital Increase, the equity interests held by the Company would increase from 25.277% to 41.808%.

LISTING RULES IMPLICATIONS

As CSAH and its associates directly and indirectly hold approximately 50.54% of the issued share capital of the Company as at the date of this announcement, CSAH is a connected person of the Company under the Listing Rules. As CSAH holds 66.022% of the issued share capital of the Finance Company as at the date of this announcement, the Finance Company is an associate of a connected person of the Company under the Listing Rules. The transaction contemplated under the Capital Increase Agreement constitutes a connected transaction of the Company under the Listing Rules.

As one or more of the relevant applicable percentage ratios for the transaction under the Capital Increase Agreement is higher than 0.1% but less than 5%, the transaction contemplated under the Capital Increase Agreement is only subject to the reporting, annual review and announcement requirements but is exempt from the shareholders’ approval requirement under the Listing Rules.

I.	CAPITAL INCREASE AGREEMENT

Date

1 March 2019 (after trading hours)

Parties

(a)	The Company

(b)	CSAH

(c)	Xiamen Airlines

(d)	Shantou Airlines

(e)	Zhuhai Airlines

(f)	Nanland

Subject matter

Pursuant to the Capital Increase Agreement, the parties agreed that the Capital Increase shall be made in the following manner:

(a)

the Company agreed to make a capital contribution in the sum of RMB500 million by way of cash to the Finance Company, in which RMB304,798,670 will be used in increasing the registered capital from RMB1,072,927,050 to RMB1,377,725,720, while RMB195,201,330 will be used to increase the capital reserve of the Finance Company;

(b)	CSAH agreed to waive its rights of capital contribution;

(c)	Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Nanland, the non-wholly owned subsidiaries of the Company, agreed to waive their rights of capital contribution.

The above amounts of capital contribution to the Finance Company were determined after arm’s length negotiations among the parties with reference to, among other things, the net asset value of the Finance Company as at 30 June 2018 and the current respective proportion of shareholding of the parties in the Finance Company.

According to the audited accounts of the Finance Company dated 30 September 2018 prepared by Grant Thornton (致同會計師事務所) (an independent accountancy and consultancy firm) in accordance with the People’s Republic of China Accounting Standards for Business Enterprises, the net asset value of the Finance Company as of 30 June 2018 was RMB1,742,300,993.44. According to the valuation report dated 20 November 2018 prepared by China United Assets Appraisal Group Co., Ltd. (中聯資產評估集團有限公司) (an independent qualified valuer in the PRC), the valuation of the Finance Company amounted to RMB1,760,058,600 as of 30 June 2018 (equivalent to RMB1.6404 per share of the Finance Company). Although the valuation was valued based on an income approach, the Finance Company is not a subsidiary of the Company as at the date of the announcement, and will not become a subsidiary of the Company upon completion of the Capital Increase, the valuation does not constitute a profit forecast under Rule 14.61 of the Listing Rules and Rules 14.60A and 14.62 of the Listing Rules.

The capital contribution will be payable in full by the Company to the Finance Company in cash within 60 days upon obtaining the approval from the relevant government authorities.

The Capital Increase Agreement shall take effect on the date of being signed and chopped by the legal representatives or the authorized representatives of both parties.

Shareholding structure of the Finance Company prior to and immediately after the Capital Increase

The following table is the summary of the changes of registered capital of the Finance Company prior to and immediately after the completion of the Capital Increase:

Shareholders	Capital contribution/ Shareholding prior to the completion of the Capital Increase		Capital contribution/ Shareholding after the completion of the Capital Increase
	RMB	%	RMB	%
CSAH	708,370,220	66.022	708,370,220	51.416
Company	271,204,340	25.277	576,003,010	41.808
Xiamen Airlines	33,946,360	3.164	33,946,360	2.464
Shantou Airlines	33,946,360	3.164	33,946,360	2.464
Zhuhai Airlines	16,973,180	1.582	16,973,180	1.232
Nanland	8,486,590	0.791	8,486,590	0.616
Total	1,072,927,050	100.00	1,377,725,720	100.00

As shown above, upon completion of the Capital Increase, the equity interests held by the Company would increase from 25.277% to 41.808%.

II.	REASONS AND BENEFITS OF THE CAPITAL INCREASE AGREEMENT

Since 2016, the full implementation of the macro prudential assessment (“MPA”) by the PBOC has imposed more stringent requirements on the credit scale and capital adequacy ratio of the Finance Company. Increasing its registered capital fosters the steady development of the Finance Company on the premise of complying with the regulatory policies such as MPA. In addition, as the operations and performance of the Finance Company are good and stable, the capital contribution by the Company will reap certain investment income. The Capital Increase can enhance the Company’s financing ability and competitiveness to a certain extent and is conducive to generating better returns for the Shareholders.

The Board (including the independent non-executive Directors) considers that, although the transaction contemplated under the Capital Increase Agreement is not in the ordinary and usual course of business of the Group, (1) the Capital Increase Agreement was entered into after arm’s length negotiation and the terms therein are fair and reasonable; and (2) the transaction contemplated under the Capital Increase Agreement is on normal commercial terms or better and is beneficial to the operation and long-term development of the Group and in the interests of the Company and its Shareholders as a whole.

III.	LISTING RULES IMPLICATIONS

As CSAH and its associates directly and indirectly hold approximately 50.54% of the issued share capital of the Company as at the date of this announcement, CSAH is a connected person of the Company under the Listing Rules. As CSAH holds 66.022% of the issued share capital of the Finance Company as at the date of this announcement, the Finance Company is an associate of a connected person of the Company under the Listing Rules. The transaction contemplated under the Capital Increase Agreement constitutes a connected transaction of the Company under the Listing Rules.

As one or more of the relevant applicable percentage ratios for the transaction under the Capital Increase Agreement is higher than 0.1% but less than 5%, the transaction contemplated under the Capital Increase Agreement is only subject to the reporting, annual review and announcement requirements but is exempt from the shareholders’ approval requirement under the Listing Rules.

Among the 6 Directors, 2 connected Directors, Mr. Wang Chang Shun and Mr. Zhang Zi Fang, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Capital Increase Agreement. All remaining four Directors who were entitled to vote, unanimously approved the above resolution. The format and procedure for passing the resolution was in compliance with the Company Law and Securities Law of the PRC and the Company’s articles of association.

IV.	GENERAL INFORMATION

Information relating to the parties of the Capital Increase Agreement

The principal business activity of the Company is that of civil aviation.

The principal business activity of CSAH is that of operating and managing, on behalf of the PRC government, certain state-owned assets, including properties, and state-owned shareholdings in various PRC companies.

Xiamen Airlines is a non-wholly-owned subsidiary of the Company, and its principal business activity is that of civil aviation.

Shantou Airlines is a non-wholly-owned subsidiary of the Company, and its principal business activity is that of civil aviation.

Zhuhai Airlines is a non-wholly-owned subsidiary of the Company, and its principal business activity is that of civil aviation.

Nanland is a non-wholly-owned subsidiary of the Company, and its principal business activity is that of provision of in-flight lunch box, food and drinks and other related labor diet to airlines.

Information relating to the Finance Company

The Finance Company is a non-bank finance company established under the direction of the PBOC with the main business scope of providing various financial services, including deposit and loan facilities, credit facilities, guarantee, remittance of money and credit references.

The following table contains certain financial information of the Finance Company which is prepared in accordance with the PRC Accounting Standards:

	For the six months ended 30 June	For the year ended 31 December
	2018 (audited) RMB million	2017 (audited) RMB million	2016 (audited) RMB million
Revenue	139.34	240.75	143.43
Net profit before tax	105.00	173.81	132.49
Net profit after tax	80.39	136.36	108.22

The audited net asset value of the Finance Company as of 31 December 2016, 31 December 2017 and 30 June 2018 was approximately RMB1,073.06 million, RMB1,661.56 million and RMB1,742.30 million, respectively.

V.	DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context requires otherwise:

“Board”	the board of Directors

“Capital Increase”	the proposed capital increase in the Finance Company to be contributed by the Company in an amount of RMB500 million as contemplated under the Capital Increase Agreement

“Capital Increase Agreement”	the capital increase agreement dated 1 March 2019 entered into by and amongst the Company, CSAH, Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Nanland

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“CSAH”	China Southern Air Holding Limited Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Directors”	directors of the Company

“Finance Company”	Southern Airlines Group Finance Company Limited, a company incorporated in the PRC with limited liability

“Group”	the Company and its existing subsidiaries

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Nanland”	Guangzhou Nanland Air Catering Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 70.5% by the Company as at the date of this announcement

“PBOC”	the People’s Bank of China, the central bank of the PRC

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“Shantou Airlines”	Shantou Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 60% by the Company as at the date of this announcement

“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Xiamen Airlines”	Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 55% by the Company as at the date of this announcement

“Zhuhai Airlines”	Zhuhai Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 60% by the Company as at the date of this announcement

By order of the Board China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

1 March 2019

As at the date of this announcement, the Directors include Wang Chang Shun and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.